Eddson Dental Inc.

Financial Statements

December 31, 2024

Eddson Dental Inc,
Balance Sheet

		December 31, 2024
Current assets:		
Cash	$	22,411
Prepaid expenses		10,239
Accounts receivable		4,264
Total current assets		36,914
Non-current assets		
Capitalized software development costs		127,764
Accumulated amortization - software development costs		(8,272)
Capitalized software development costs - net		119,492
Total non-current assets		119,492
Total assets	$	156,406
Current liabilities		
Credit cards and lines of credit	$	24,000
Total current liabilities		24,000
Non-current liabilities		
Notes Payable - related party		117,889
Notes Payable - SAFE		106,690
Total non-current liabilities		224,579
Total liabilities		248,579
Equity		
Common stock		100
Retained deficit		(92,273)
Total equity		(92,173)
Total liabilities and stockholder's equity	$	156,406
		-

See accompanying notes to financial statements.

Eddson Dental Inc.
Statement of Operations

		For the year ended December 31, 2024
Income:		
Subscription revenue	$	423,561
Implementation revenue		23,847
Total revenue		447,408
Cost of services		(128,587)
Gross Profit		318,821
Expenses:		
Payroll		240,686
Contractor cost		93,583
Bank fees		20,303
Software expenses		21,208
General and Administrative		27,042
Total operating expenses		402,822
Operating loss		(84,001)
Amortization of software costs		(8,272)
Net loss before taxes		(92,273)
Income taxes		-
Net loss	$	(92,273)

See accompanying notes to financial statements.

Eddson Dental Inc,
Statement of Cashflows

	For the year ended December 31, 2024
OPERATING ACTIVITIES	
Cash from operating activities	
Net loss	$ (92,273)
Adjustments to reconcile net loss to net cash provided by operations	
Increase in prepaid expennses	(10,239)
Increase in accounts receivable	(4,264)
Increase in capitalized software costs (net)	(119,492)
Increase in credit cards and lines of credit	24,000
Total adjustments	(109,995)
FINANCING ACTIVITIES	
Increase in notes payable - related party	117,889
Increase in notes payable - SAFE	106,690
Issurance of common stock	100
Total cash provided by financing activities	224,679
Increase in cash	22,411
Beginning cash	
Ending cash	$ 22,411

See accompanying notes to financial statements.

4

Eddson Dental Inc.

Notes to the Financial Statements

For the Year Ended December 31, 2024

Note 1 – Description of organization and business operations

Eddson Dental Inc. (the "Company") incorporated on January 1, 2024 in Delaware with its registered office in Kent County, offers subscription-based dental practice management software to dental practices across the United States. The Company's proprietary software integrates with various external sources to improve the efficiency and effectiveness of dental practice operations. Delivered through a network-based operating system with cloud-based components, the software allows for local installation and remote access, providing reliability and flexibility.

The Company generates revenue through a subscription model and continuously invests in updating and improving its software to provide a state-of-the-art user experience. The Company's objective is to streamline administrative tasks for dental professionals, enabling them to focus more on patient care and less on operational challenges.

In 2024, the Company conducted a successful crowdfunding campaign under Regulation CF and raised operating funds with the goal of expanding its customer base through increased focused on sales and marketing efforts.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating this doubt include the fact that the Company realized losses since its inception on January 1, 2024. Management of the Company notes that significant progress has been made during the year in reducing expenses and increasing revenue. The Company's management continues to evaluate its operations and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustment that might result from the outcome of this uncertainty.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation
The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions
In preparing these unaudited financial statements in conformity with GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period. Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents.

Prepaid Expenses
Certain expenditures of the Company require up front payment for goods and services that will be used in the future. In cases where the amount of these expenses are capitalized under the Company's accounting policy, the amounts are expenses as incurred or ratably over the service life of the goods or services.

Accounts Receivable
Trade receivables due from customers are uncollateralized obligations arising under normal trade terms. These receivables are stated at the amount billed to the customer in exchange for the services the Company rendered to them. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. While payments are generally collected upfront, some customers are allowed up to 30 days before collection. The Company does not believe an allowance for doubtful accounts is necessary as of December 31, 2024.

Capitalized Software Development Costs

To continue to meet the needs of new and existing customers, the Company invests significant resources in developing new features for its proprietary software. These features are developed by the Company's internal development team. In recognition of the value added by these investments, the Company maintains these costs in a work in progress account until such time that the developed features are published for use by the Company's users. When the developed features are published, these costs are capitalized and amortized over five (5) years on the straight-line method. As of December 31, 2024, there were $127,132 in capitalized software development costs and $8,272 had been amortized related to these costs.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

        Step 1: Identify the contract(s) with customers
        Step 2: Identify the performance obligations in the contract
        Step 3: Determine the transaction price
        Step 4: Allocate the transaction price to performance obligations
        Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's performance obligations have been met for revenues recorded in the accompanying financial statements. The Company generates revenues by providing subscription-based dental practice management software to dental groups. Payments are generally collected via online credit or debit at the time of service or the initiation of services, although customers are generally allowed up to 30 days for payment on credit. The Company's primary performance obligation is to deliver and maintain its dental practice management software, ensuring connectivity to various outside sources to enhance the efficiency and effectiveness of dental practices. Subscription based revenue is recognized on a monthly basis. Revenue is related to implementation is recognized at the time-of-service.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. The Company has not recorded an income tax provision due to its net operating loss position. Due to the uncertain nature of future income against which the Company's net operating loss could be recovered, no deferred tax asset related to such an event has been recorded.

Note 3 – Related Party Transactions

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. As of December 31, 2024, the major shareholder of the Company is also a part-owner of Goetze Niemer Company, to which the Company owes $117,889 under a note payable as detailed in Note 5.

Note 4 – Commitments, Contingencies, Compliance with Laws and Regulations

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

Note 5 – Liabilities and Debt

The Company has entered into a Notes Payable and Credit Line arrangement (the "Credit Line") with Goetze Niemer Company ("Goetze Niemer") whereby Goetze Niemer remits payments to certain subcontractors on behalf of the Company from January to April of this year. These payments are recorded as draws under the Credit Line, which is interest free until January 1, 2025. From January 1, 2025, until December 31, 2025, interest payments calculated at 4.74% are due quarterly. On January 1, 2026, any amount due under the Credit Line will be amortized over sixty (60) months. The Credit Line does not carry a prepayment penalty nor is there a demand feature unless the Company defaults under the terms of the Credit Line.

As of December 31, 2024, the amount due under the Credit Line is $117,889.

Note 6 - Equity

The Company has authorized 100,000 of common shares with a par value of $0.001 per share. 100,000 shares were issued and outstanding as of December 31, 2024.

Note 7 – Subsequent Events

The Company has evaluated events subsequent to December 31, 2024, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 31, 2025, the date these financial statements were available to be issued. Based on this evaluation, there were no events that would require recognition or disclosure in the opinion of management.